BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                   Buenos Aires, August 26, 2009

Comision Nacional de Valores
(National Securities Commission)
25 de Mayo 175
(C1002ABC) Buenos Aires

                                    Ref.: Banco de Galicia y Buenos Aires S.A. -
                                    Material Information

Dear Sirs,

               In my capacity as Responsible for Market Relations of Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in connection with the ordinary negotiable obligations, not convertible into shares, unsecured, denominated in US Dollars, Class A, due in 2014 (the "Class A Negotiable Obligations"), issued under Banco Galicia's US$2,000,000,000 Global Medium Term Note Program, and regulated by the indenture dated May 18, 2004 and the amendment dated October 5, 2004, among Banco Galicia and Banco Rio de la Plata S.A. (at present Banco Santander Rio S.A.) and The Bank of New York (at present The Bank of New York Mellon) (the "Indenture").

               Today the Board of Directors of Banco Galicia decided to offer to purchase for cash (the "Offer to Purchase") any and all of its outstanding Class A Negotiable Obligations, in order to purchase and to cancel all the outstanding Class A Negotiable Obligations, for an aggregate outstanding principal amount of US$ 243,770,779. The Offer to Purchase will also include a consent solicitation from the holders of Class A Negotiable Obligations to amend certain terms and conditions of the Indenture and of the Class A Negotiable Obligations.

               The Offer to Purchase will be in force from August 27, 2009 to September 25, 2009, unless Banco Galicia decides to extend it, to amend it or to terminate it, and will be implemented in accordance with the Offer to Purchase and Consent and Proxy Solicitation Statement, which will be promptly submitted with informative purposes to the Comision Nacional de Valores (the National Securities Commission) and to the other corresponding stock exchanges and markets.

               Beginning on August 27, 2009, the Offer to Purchase and the Consent and Proxy Solicitation Statement will be available to Class A Negotiable Obligations holders at Banco Galicia's Head Office, at 407 Tte. Gral. Juan D. Peron Street, mezzanine, Buenos Aires.

Yours faithfully,

                               -------------------
                                Patricia Lastiry
                        Responsible for Market Relations